Form 51-102F3
Material Change Report

Item	1	Name and Address of Company
		Silver Standard Resources Inc.
		#1180 – 999 West Hastings Street
		Vancouver, B.C. V6C 2W2

Item	2	Date of Material Change
		August 31, 2005

Item	3	News Release The news release was disseminated on August 31, 2005 by CCN Matthews via the Canadian Venture Exchange Pack.

Item	4	Summary of Material Change
		In accordance with regulatory requirements, Silver Standard Resources Inc. reports the acquisition of 3,150,000 common shares of Esperanza Silver Corporation (TSX-V: EPZ) (Esperanza) through the facilities of the TSX Venture Exchange.

Item	5	Description of Material Change
		See attached news release 05-15.

Item	6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
		N/A.

Item	7	Omitted Information
		No omitted information.

Item	8	Executive Officer
		Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item	9	Date of Report
		August 31, 2005.

August 31, 2005	Trading Symbols:
News Release 05-15	Nasdaq National: SSRI
TSX: SSO

OWNERSHIP IN ESPERANZA SILVER CORPORATION

Vancouver, B.C. -- In accordance with regulatory requirements, Silver Standard Resources Inc. reports the acquisition of 3,150,000 common shares of Esperanza Silver Corporation (TSX-V: EPZ) (Esperanza) through the facilities of the TSX Venture Exchange.

The Esperanza shares were acquired by Silver Standard for investment purposes and increases the company’s equity interest in Esperanza to approximately 19.3% . This investment by Silver Standard will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.